Exhibit (a)(5)(vii)

June 26, 2024

Saltchuk Resources, Inc. and Overseas Shipholding Group, Inc. Announce Expiration of Hart-Scott-Rodino Waiting Period for Tender Offer

SEATTLE & TAMPA, Fla, – Saltchuk Resources, Inc. (“Saltchuk”) and Overseas Shipholding Group, Inc. (NYSE:OSG) (“OSG”) today announced the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the previously announced cash tender offer by a wholly-owned subsidiary of Saltchuk for all issued and outstanding shares of Class A common stock of OSG at a price of $8.50 per share (the “Offer”). The expiration of the waiting period occurred at 11:59 p.m. on June 25, 2024.

The expiration of the HSR Act waiting period satisfies one of the conditions to the consummation of the Offer. Other customary conditions still remain to be satisfied, including, among others, a minimum tender of shares of Class A common stock of OSG representing at least one share more than a majority of the total number of outstanding shares of Class A common stock of OSG. Unless the Offer is extended, the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on July 9, 2024.

Instructions to tender Shares are being communicated to stockholders through Georgeson LLC, the information agent for the Offer, or the institution or brokerage that holds the shares on the stockholder’s behalf.

Additional Information

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of OSG. Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Saltchuk and Seahawk MergeCo., Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2024. In addition, on June 10, 2024, OSG filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the Offer. These documents contain important information about the Offer and stockholders of OSG are urged to read them carefully and in their entirety. Copies of these documents and other documents filed by Saltchuk Resources, Purchaser and OSG are available for free on OSG’s website at OSG.com/Investors/SEC filings and on the website maintained by the SEC at www.sec.gov. In addition, a free copy of these documents may also be obtained from the information agent, Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, by calling toll free (866) 643-6206. Computershare Inc. and Computershare Trust Company, N.A. are acting as joint depositary and paying agent for the Offer.

About Saltchuk Resources, Inc.

Saltchuk is a privately owned family of diversified freight transportation, marine service, and energy distribution companies, with consolidated annual revenue of approximately $5 billion and 7,500 employees. We believe in – and champion – the inherent value of our companies’ individual brands. The Corporate Home provides leadership and resources to our companies but not direct management of their operations. Saltchuk is a values-driven organization. We put safety first. We are reliable – we take care of our customers and conduct business with honesty and integrity. We are committed to each other, to protecting our environment, and to contributing to our communities in a work environment where anyone would be proud for their children to work. Additional information about Saltchuk, which is headquartered in Seattle, is available at www.saltchuk.com.

About Overseas Shipholding Group, Inc.

Overseas Shipholding Group, Inc. is a publicly traded company providing liquid bulk transportation services for crude oil and petroleum products in the U.S. Flag markets. OSG’s U.S. Flag fleet consists of Suezmax crude oil tankers, conventional and lightering ATBs, shuttle and conventional MR tankers, and non-Jones Act MR tankers that participate in the U.S. Tanker Security Program.

OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in Tampa, FL. More information is available at www.osg.com.

View source version on businesswire.com: https://www.businesswire.com/news/home/20240626578577/en/

Susan Allan

sallan@osg.com